U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 28, 2021

VIA EDGAR TRANSMISSION

Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Manager Directed Portfolios (the “Trust”)
Sphere 500 Fossil Free Fund (the “Fund”)
    Securities Act Registration No: 333-133691
    Investment Company Act Registration No: 811-21897

Dear Ms. White:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 111 to the Trust’s Registration Statement on Form N-1A filed July 21, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please revise the Fund’s Rule 35d-1 Policy to be more specific.
Response:     The Trust has revised the disclosure as follows:
“Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities that are issued by companies that do not derive any revenue from the sale of fossil fuels or have fossil fuel related assets or reserves or use fossil fuels for power generation.”

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator of the Trust